Dover Saddlery, Inc.
525 Great Road
Littleton, MA 01460
January 20, 2011
VIA EDGAR
Mr. Andrew Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Dover Saddlery, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Quarter Ended June 30, 2010
Filed August 13, 2010
Definitive Proxy Statement filed on Schedule 14A
Filed April 14, 2010
File No. 000-51624
Dear Mr. Mew:
     We respectfully submit this letter in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter dated January 6, 2011 concerning our Form 10-Q for the quarters ended June 30, 2010 and September 30, 2011. For your convenience, we have repeated below in bold type the title of the comment to which we are responding and have set forth our response immediately below the title as well as any additional disclosures that we propose to make in our future filings. References in this letter to “the Company,” “we,” “us,” “our,” or “ours” refer to Dover Saddlery, Inc. and its consolidated subsidiaries.
Form 10-Q for the Quarter Ended June 30, 2010
Note H. Investment in Affiliate, page 9
Response: We acknowledge the Staff’s comment, and we determined since equity income from Hobby Horse Clothing Company, Inc. was in excess of twenty percent of our income from continuing operations before tax for the six months ended June 30, 2010 and the nine months ended September 30, 2010, summarized financial data was required for Hobby Horse Clothing, Inc. in our Forms 10-Q for the periods ended June 30, 2010 and September 30, 2010. We will revise future filings as appropriate to disclose summarized financial data for equity investments that meet the significance test as set forth in Rule 8-03(b)(3) of Regulation S-X. We note that income from Hobby Horse Clothing, Inc. resulted from a non-recurring gain from the proceeds from a life insurance settlement contract on a former officer of Hobby Horse Clothing, Inc. We would have included the following disclosure to show the appropriate summarized financial data:
The following tables present unaudited, summarized financial information (in thousands) for Hobby Horse Clothing, Inc:

Hobby Horse Clothing, Inc.
(Unaudited)

	Six Months Ended	Six Months Ended
	June 30, 2010	June 30, 2009

Net sales	$1,093	$1,111
Gross profit	588	583
Income before tax	1,104	118
Net income	$695	$67

	June 30, 2010

Current assets	$792
Noncurrent assets	17
Total assets	$809
Current liabilities	$466
Noncurrent liabilities	—
Stockholders’ equity	343
Total liabilities and stockholders’ equity	$809

	Nine Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2009

Net sales	$1,473	$1,506
Gross profit	805	799
Income before tax	1,046	75
Net income	$661	$43

	September 30, 2010

Current assets	$735
Noncurrent assets	15
Total assets	$750
Current liabilities	$441
Noncurrent liabilities	—
Stockholders’ equity	308
Total liabilities and stockholders’ equity	$750

Further, we acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our responses, you may contact me at (978) 952-8062 extension 321.

Very truly yours,

/s/ David Pearce

David Pearce

Chief Financial Officer